

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2008

Mr. Johannes T. Petersen
Chief Financial Officer
Century Petroleum Corp.
9595 Six Pines, Building 8, Level 2, Ste. 8210
The Woodlands, Texas 77380

> **Re:** **Century Petroleum Corp.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2007**
> **Filed July 30, 2007**
> **Form 10-QSB for Fiscal Quarter Ended October 31, 2007**
> **Filed December 17, 2007**
> **File No. 333-126490**

Dear Mr. Petersen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2007

General

1.   As applicable, please make corresponding revisions to all related disclosure that appears elsewhere in the cited document and in all subsequent Exchange Act reports. This will eliminate the need for us to issue multiple comments.

2.   As you know, much of Securities Act Release 33-8876 became effective on February 4, 2008. In that regard, please note for future reference that the scaled disclosure requirements have been moved from Regulation S-B into Regulation S-K.

3.   You indicate on the cover page of the Form 10-KSB that you have a class of securities registered pursuant to Exchange Act Section 12(g), but it is unclear when you filed a registration statement to register the common shares pursuant to Section 12(g). Please advise.

4.   Tell us how and when you complied with the requirement in Form 10-KSB that you furnish to the Commission the supplemental information pertaining to proxy statements, forms or materials sent to more than 10 security holders, or explain to us why the requirement was inapplicable.

Description of Business

Note Regarding Forward Looking Statements, page 3

5.   As you acknowledge at page 9, you are an issuer of penny stock. Therefore it is inappropriate to suggest that your filings include forward-looking statements within the meaning of Sections 27A and 21E. Please revise accordingly.

Current Business, page 3

6.   You state that you are an exploration stage company in the oil and gas business. However, in several sections of the Form 10-KSB you state that you are also in the mineral exploration business. As one example only, we note your discussion under "Competition" on page 6. Please revise to provide consistent, accurate and complete disclosure.

Competition, page 6

7.   Other examples of inconsistent disclosure include the conflicting intentions you state regarding development of the Hermosa property at pages 4 and 6 and the absence of regulation versus extensive applicable regulation at pages 6 and 8. Revise to eliminate inconsistent and incomplete disclosure throughout the filing.

Description of Property

Properties

Thunder Stud Prospect, Calcasieu Parish, Louisiana, page 10

8.   Ensure that you have filed all material contracts as required by Item 601(b)(10) of Regulation S-B. For example, it appears that the agreements in regard to the purchase of your interests in the Thunder Stud property may be material contracts. Please advise.

Plan of Operation, page 13

Application of Critical Accounting Policies, page 15

Translation of Foreign Currency, page 15

9.   We note your disclosure here and on page F-9 that you "have gains arising as a result of translations of the Canadian funds deposits into US dollars;" and that these "gains were included in operations." Please revise to clarify, if true, that you report foreign currency transaction gains and losses, as that term is defined in paragraph 15 of FAS 52, or otherwise clarify why you report foreign currency translations in operations. This comment also applies to your Form 10-QSB for the fiscal quarter ended October 31, 2007.

Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

Directors and Executive Officers, Promoters and Control Persons, page 18

10.   Please revise to provide five-year sketches without gaps or ambiguities. Disclose the positions held and the times of service in each case. For example, it is unclear whether Mr. Hersch continues to work for Anadarko and what his most recent position with that entity was or is. Similarly, Mr. Petersen's sketch does not provide details regarding the nature of any affiliation between the registrant and the private company with the same name, nor does it indicate what positions he held with the various employers named.

Executive Compensation, page 21

11.   Provide the information on the assumptions you used in valuing the stock award
       to Mr. Hersch. Refer to Instructions to Item 402(b)(2)(v) and (vi) of Regulation
       S-B.

12.   Provide the information required by Item 402(d) of Regulation S-B.

Certain Relationships and Related Transactions, and Director Independence, page 23

13.   Provide the information required by Item 404 of Regulation S-B. We note the
       disclosure in Note 6 to your audited financial statements on page F-11. Describe
       all of your material related party transactions, identifying each party and discuss
       the material terms of the transaction. File as exhibits all contracts relating to each
       transaction. State whether the transactions were on terms similar to those
       obtainable by unrelated third parties.

Financial Statements

Statements of Operations, page F3

14.   We note your line item Exploration costs and expenses, totaling $27,000 for the
       fiscal year ended April 30, 2006 and $30,300 for the period from inception
       through April 30, 2007. Given your accounting policy election to apply the full-
       cost method of accounting for petroleum and natural gas properties, please
       expand your Plan of Operation and Summary of Significant Accounting Policies
       and Organization footnote disclosure to clarify why you have presented
       exploration costs and expenses in your income statement.

Statements of Cash Flows, page F4

15.   Please confirm, if true, that you were not required to separately report the effect
       of exchange rate changes on cash and cash equivalents denominated in a foreign
       currency in the cash flow statement in order to reconcile cash and cash
       equivalents at the beginning and the end of the period in accordance with
       paragraph 25 and Example 2 of FAS 95, or otherwise advise.

1. Summary of Significant Accounting Policies and Organization, page F6
d) Mineral Property Interests, page F6

16.   We note from the disclosure in your filing that your corporate focus is now on
        petroleum exploration and that you wrote-off the remaining mineral property
        interest balance during the fiscal year ended April 30, 2007. Based on this
        disclosure, please support your inclusion of this accounting policy within the
        summary of your significant accounting policies. This comment also applies to
        your Form 10-QSB for the fiscal quarter ended October 31, 2007.

e) Oil and Gas Interests, page F6

17.   We note your disclosure under this heading includes an explanation of how you
        apply the ceiling test to the full cost pool. Please clarify your disclosure to
        explain to the reader that the ceiling test is applicable only to the extent you have
        evaluated properties and transferred them to the portion of your country based
        cost pool that is subject to amortization. This comment also applies to your Form
        10-QSB for the fiscal quarter ended October 31, 2007.

4. Stockholders' Equity, page F10

18.   We note from your disclosure in footnote (f) under this heading that you recorded
        $945,000 in consulting services for stock issued to your President during the
        periods presented. Please tell us why you classified these expenses as a
        component of Consulting instead of General and administrative. We further note
        your disclosure that "an additional $157,500 of stock-based compensation was
        accrued and charged to consulting." Please clarify the nature of the additional
        compensation that was incurred and why it is classified as a component of
        Consulting expenses.

Form 10-QSB for the Fiscal Quarter Ended October 31, 2007

Plan of Operations, page 7

Going Concern, page 8

19.   We note your statement here and your risk factor disclosure on page 13 that your
        independent auditor has included an explanatory paragraph regarding concerns
        about your ability to continue as a going concern in the Notes to your financial
        statements. Please contact us to discuss this disclosure at your earliest
        convenience.

Controls and Procedures, page 15

20.   You are required to provide the conclusion of both your principal executive and financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. Please revise your disclosure to provide the conclusion of your principal financial officer, or person performing similar functions.

21.   Furthermore, we note your statement that "In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise. In addition, please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director